August 8, 2007

Phillip C. Scott
Chief Financial Officer
Quest Oil Corporation
2038 Corte Del Nogal, Suite 110
Carlsbad, CA  92011

Dear Mr. Scott:

As reported in your quarterly report for the period ended September 30, 2006 on Form 10-QSB, Quest Oil Corporation disclosed that it had determined that the May 2005 financing contained derivative financial instruments that were not accounted for properly.  However, Quest has not amended the annual report on Form 10-KSB for the year ended March 31, 2006 to reflect the restatement.

Therefore, our previously issued audit report dated August 11, 2006 on the consolidated financial statements as of March 31, 2006 and the year then ende3d should not be relied upon and is immediately withdrawn.

Sincerely,

David A. Grossman, CPA
Partner